ASSET PURCHASE AND SALES AGREEMENT

This Asset Purchase and Sales Agreement (this “Agreement”) is made and entered into as of the 23rd day of October 2020, by and between Rapid Therapeutic Science Laboratories, Inc. (“RTSL”) (the “Purchaser”) and Razor Jacket, LLC, a limited liability company formed in the State of Oregon (“Razor”), Frank Gill, Individually (“Gill”), and Ryan Johnson, Individually (“Johnson”, and collectively with Gill and Razor Jacket, the “Sellers”).

RECITALS:

Gill and Johnson collectively own 100% of Razor Jacket, a member managed limited liability company. Razor Jacket manufactures cannabinoid isolates and related products including, but not limited to, terpenes for sale to the public. Gill and Johnson have perfected secret processes not known to the general public for production of said isolate and related products which include intellectual property regarding processes, configuration and modification of commercially available and customized equipment. Razor Jacket owns the “Equipment” listed on Exhibit A attached hereto which is incorporated herein for all purposes.

Pursuant to this Agreement, the Purchaser shall purchase from Sellers, and the Sellers shall sell to the Purchaser (a) all assets listed on Exhibit A and (b) all intellectual property belonging to Sellers of any kind related to the business of Razor Jacket, whether reduced to writing  (collectively (a) and (b) are referred to herein as the “Assets”).

AGREEMENT

For and in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sellers and Purchaser hereby agree as follows:

1.  Property to be Conveyed.  Subject to the terms and conditions contained herein, Sellers shall sell, transfer and convey to Purchaser and Purchaser shall purchase from Sellers, free and clear of all liens, mortgages, pledges, encumbrances and charges of every kind, the Assets. Sellers shall execute and deliver to Purchaser all additional transfer documents required prior to or following the Closing Date in order to convey title to the Assets to Purchaser.

2.  Purchase Price.  The Assets shall be purchased for the consideration set forth below (the “Purchase Price”), which shall consist of cash and stock of Purchaser as follows:

Fully Earned Consideration at Closing:

(a)  Cash. Three Hundred Thousand Dollars ($300,000) to Razor Jacket or its assigns (the “Cash Purchase Price”). The Cash Purchase Price shall be paid on the Closing Date (hereinafter defined) by wire transfer of immediately available funds. The rights to receive the New Preferred (defined below) and the Cash Purchase Price shall be deemed payable for the intellectual property and know how of the Sellers;

(b)  Common Stock. 625,000 restricted common shares of Purchaser (valued for purposes of this transaction at $0.80 per share) issued to Sellers or their designees (subject to

Purchase and Sale Agreement

compliance with applicable securities laws)(the “Closing Shares”) in consideration for all Equipment necessary to produce isolate from hemp crude, subject to applicable law. The Closing Shares will be subject to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) and will have no registration or piggyback rights. The Closing Shares will further be subject to a one-year hold, prohibiting sale, transfer, or encumbrance during such one-year period. A restrictive legend shall be placed on each certificate or book entry notation evidencing such Closing Shares. After one year, the contractual restrictive legend and hold will be removed. At that time, for the next one year, the Closing Shares will be subject to a restriction on trading which shall prohibit the Closing Shares from being sold or transferred in an amount of more than ten percent (“10%”) of the then daily average trading volume in the open market of the Purchaser’s common stock, for the proceeding rolling thirty days. The Closing Shares may be transferred to anyone with the Purchaser’s permission so long as the shares are appropriately restricted with the transfer agent and the transferee executes the same trading agreement. The restrictions set forth above shall be included in the form of trading agreement attached hereto as Exhibit B (the “Trading Agreement”). The Closing Shares shall be issued on the Closing Date; and

Additional Consideration Contingent upon Performance After Closing.

(c)  Convertible Preferred Stock. The Sellers shall be due up to 16,500,000 shares of a newly designated series of preferred stock of Purchaser (the “New Preferred” and the “New Preferred Shares”) which provides the right to convert into shares of common stock of Purchaser (as discussed below, and subject to the “Conditions of Issuance” described in Section 4, below), with each conversion share valued at $0.80 per share. These New Preferred Shares, to the extent issued and earned, shall be convertible into Purchaser’s common stock at a ratio of 1:1 (subject to equitable adjustments for stock splits and stock dividends) after two years from the Closing Date. These New Preferred Shares shall not be earned by Sellers unless the Conditions of Issuance are met. These New Preferred Shares are subject to additional lockup and trading restrictions as set forth below. These restrictions are performance based and shall be subject to a separate lockup or trading restriction than the Closing Shares and shall be defined herein as “Preferred Trading Restrictions after Conversion to Common Stock.” The Preferred Trading Restrictions after Conversion to Common Stock are set forth in the form of Trading Agreement attached hereto as Exhibit C (the “Preferred Trading Agreement”). These contingently issuable 16,500,000 restricted convertible preferred shares shall be issued pursuant to the “Conditions of Issuance”. These New Preferred Shares are not earned and shall not be considered outstanding until or unless the applicable Seller meets the Conditions of Issuance, as indicated in Section 4 of this Agreement.

(d)  For purposes of accounting for the Purchaser only, the Cash and Convertible Preferred Stock portion of the Purchase Price shall be consideration for all intellectual property and the Common Stock portion of the Purchase Price shall be consideration for all personal property.

Purchase and Sale Agreement

3.  Closing.

(a)  Location. Closing of the purchase and sale of the Assets (the “Closing”), shall take place at the offices of Purchaser at 5580 Peterson Lane, Suite 200, Dallas, Texas 75240.

(b)  Closing Date.  The Closing shall take place on the date mutually agreed by the parties, following the date on which the last of the conditions set forth in this Section 3 below (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived in accordance with this Agreement (the “Closing Date”), but in no event earlier than October 31, 2020 and in no event later than November 30, 2020 (the “Required Closing Date”).  The Closing shall be effective as of 11:59:59 PM on November 1, 2020 (the “Effective Time”).  Notwithstanding any other provision herein to the contrary, there shall be no requirement that the Sellers or Purchaser physically attend the Closing, and all funds and documents to be delivered at the Closing may be delivered via electronic transmission, unless the parties hereto mutually agree otherwise.

(c)  Method of Closing.  On the Closing Date, Sellers shall convey to Purchaser title to the Assets by a bill of sale (“BOS”). A form of the BOS is attached hereto as Exhibit D.

(d)  Closing Deliveries.

i.  Sellers’ Closing Deliveries: At Closing, Sellers shall deliver or cause to be delivered to Purchaser the following items:

1.One BOS for all items listed on Exhibit A, but also including a new pure PUREPATH 100+KITA PURE PATH 100 Asahi DN100 / Kit A with PLC and diffusion pump;

2.Evidence that all items on Exhibit A are cleaned and packed for shipment to Purchaser, and that all traces of any non-legal cannabinoid have been removed;

3.BOS of new pure path PUREPATH 100+KITA PURE PATH 100 Asahi DN100 / Kit A with PLC and diffusion pump from the manufacturer with prepaid shipping;

4.Minutes of the members of Razor Jacket approving the terms of this Agreement and the sale of the Assets;

5.A certification signed by an officer of Razor Jacket, confirming the Sellers’ compliance with the terms of this Agreement and the accuracy of those representations set forth in Section 8(a) by the Sellers, as of the date of the Closing Date, in the Form of Exhibit H;

6.A certificate of good standing of Razor Jacket;

Purchase and Sale Agreement

7.An Assignment of Intellectual Property Agreement executed by each of the Sellers in the form of Exhibit G hereto; and

8.Executed copies of Exhibits B, C, D, E, F, and G.

ii.  Purchaser’s Closing Deliveries: At Closing, Purchaser shall deliver or cause to be delivered to Sellers the following items:

1.The Cash Purchase Price;

2.A letter of instruction to issue the Closing Shares to Sellers or their designees (subject to applicable securities laws);

3.Minutes of the Board of Directors of the Purchaser approving this Agreement and the terms hereof; and

4.A file stamped designation of the New Preferred.

iii.  Necessary Documents.  Purchaser and Sellers shall execute and deliver such other documents and instruments as may be reasonably necessary to complete the transactions contemplated under this Agreement.

4.  Conditions of Issuance. Gill and Johnson and/or their designees (subject to applicable law and written permission of Purchaser) shall be issued restricted New Preferred Shares (discussed above under Section 2(c)), in three tranches subject to the following milestones:

(a)  Tranche One. Upon successful completion of all five (5) conditions of the following, then an aggregate of 5,500,000 New Preferred Shares shall be issued to Gill and Johnson, in the amount of 2,750,000 shares each, subject to applicable law:

i.  The receipt of the Assets, with the exception of the replacement Pure Path equipment, located at 630 S.W. Walnut, Suite 163, Hillsboro, OR 97123 on or before December 1, 2020 at 15800 Dooley Rd, Addison, TX 75001;

ii.  The permanent relocation of Gill and Johnson to Dallas County, Texas or the five surrounding counties during the terms of their respective Employment, with reasonable evidence thereof provided to the Purchaser;

iii.  Draft of Patent Application for existing process to produce isolate;

iv.  The successful restart of the lab Assets such that isolate of the exact quality of isolate currently being purchased by Purchaser is achieved, as demonstrated by a third-party Certificate of Analysis (“COA”); and

v.  Cooperation by the Sellers with the Purchaser in the completion of an audit of the Assets by the Purchaser’s independent accountants for the time periods necessary in

Purchase and Sale Agreement

order for the Purchaser to meet the requirements to file a Form 8-K with the SEC related to the acquisition of the Assets.

(b)  Tranche Two. Upon successful completion of the first full year of “Employment” as discussed below in Section 5, Purchaser shall issue to Gill and Johnson an additional 2,750,000 restricted New Preferred Shares each; and

(c)  Tranche Three. Upon successful completion of the second full year of “Employment” as discussed below in Section 5, Purchaser shall issue to Gill and Johnson an additional 2,750,000 New Preferred Shares each.

(d)  A total of no more than 16,500,000 New Preferred Shares shall be issuable pursuant to the terms of this Agreement; and

(e)  Each tranche is not earned until issued. There is no pro-rata issuance if each individual tranche is completed. In the event either Gill and/or Johnson voluntarily resigns under their respective Employment terms, they shall forfeit any unearned restricted preferred shares otherwise due to them individually for that full year period, and the following year, if any.

5.  Employment. The following terms and condition of Employment of Gill and Johnson shall apply (the “Employment Terms”):

(a)  Frank Gill. Gill shall receive a salary of One Hundred Seventy-five Thousand Dollars ($175,000.00)(payable pursuant to the Purchaser’s standard payment procedures) for the first year of employment, pursuant to an employment agreement to be entered into between Gill and Purchaser (the “Gill Agreement”). The Gill Agreement shall only be terminated by the Purchaser for failure to show up to work on industry standard terms, and for other standard ‘for cause’ terms. A form of the Gill Agreement is attached as Exhibit E.

(b)  Ryan Johnson. Johnson shall receive a salary of One Hundred Seventy-five Thousand Dollars ($175,000.00)(payable pursuant to the Purchaser’s standard payment procedures) for the first year of employment, pursuant to an employment agreement to be entered into between Johnson and Purchaser (the “Johnson Agreement”). The Johnson Agreement shall only be terminated for failure to show up to work on industry standard terms, and for other standard ‘for cause’ terms. A form of the Johnson Agreement is attached as Exhibit F.

(c)  Additional Compensation to Johnson.

i.  Subject to the approval of the Purchaser’s Board of Directors, Johnson shall be appointed as a member of the Board of Directors of Purchaser Closing with all rights and compensation thereof. Further, subject to the approval of the Purchaser’s Board of Directors, Johnson shall negotiate a bonus based upon industry norms for sales subject to applicable rules and regulations; and

ii.  Industry standard commission on net sales related to responsibility for marketing.

Purchase and Sale Agreement

6.  Preferred Trading Restrictions after Conversion to Restricted Common Stock.

(a)  Twenty-four (24) Month Minimum Lockup. All restricted New Preferred Shares shall bear a restricted legend that they are not saleable or transferable without the express written consent of Purchaser for 24 months from the date of Closing.

(b)  After 24 Months. At the end of 24 months all fully earned restricted New Preferred Shares may at the discretion of Gill and/or Johnson be converted into restricted common stock of Purchaser pursuant to their terms. Such common stock shall be subject to Rule 144 including, but not limited to, tack back provisions, as applicable.

(c)  One year after Conversion. For the first year after conversion, at no time may either Gill or Johnson sell more than ten percent (10%) of the average daily trading volume of Purchaser’s common stock as fully described in Exhibit C. After this one-year period such daily restriction is removed. Nothing in this Agreement is meant to supersede any SEC rules for restricted stock or control person or affiliates.

(d)  Employee and Affiliate Restrictions. At all times while employed Gill and Johnson shall be subject to restrictions related to affiliates and insiders otherwise known as “control persons”. This means that they will each be subject to yet unknown employee code of conduct related to insider sales and applicable Securities and Exchange Commission rules and requirements. Further, at all times, these trading amounts are subject to Federal insider regulations related to control persons and maybe limited by exchange or security regulators or underwriters.

7.  Conditions of Assets; No Liabilities.

(a)  All assets on Exhibit A shall be properly packed for movement to Purchaser’s location by Sellers. No Assets shall be shipped until such assets are insured by Purchaser against theft or damage. Presently, Sellers are not delivering a Cascade Sciences, PUREPATH 100+KIT with Asahi DN100 , PLC and diffusion pump. Instead Sellers are selling said discrete equipment and purchasing a completely new PUREPATH 100+KITA PURE PATH 100 Asahi DN100 / Kit A with PLC and diffusion pump to be delivered to Purchaser at Sellers’ expense.

(b)  The Purchaser shall not assume, or otherwise be responsible for, any of Sellers’ liabilities, whether actual or contingent, matured or unmatured, liquidated or unliquidated, known or unknown, or related or unrelated to Sellers’ business or the Assets, whether arising out of occurrences prior to or at or after the Closing Date, including, but not limited to the Sellers’ tax liabilities (collectively, the “Excluded Liabilities”), and Sellers shall indemnify and hold the Purchaser harmless against all such Excluded Liabilities.

8.  Representations and Warranties.

Purchase and Sale Agreement

(a)  Representations of Sellers.  Each of the Sellers, jointly and severally, represent and warrant to Purchaser that, as of the date of this Agreement and as of the Closing Date:

i.  Formation; Existence. Razor Jacket is a limited liability member managed company, duly organized, validly existing and in good standing under the laws of the State of Oregon;

ii.  Power; Authority.  Razor Jacket and its members, and the other Sellers, have all requisite power and authority to enter into this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, the sale of the Assets and the consummation of the transactions provided for herein have been duly authorized by all necessary action on the part of the Sellers.

iii.  No Consents.  No consent, license, approval, order, permit or authorization of, or registration, filing or declaration with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required to be obtained or made in connection with the execution, delivery and performance of this Agreement or any of the transactions required or contemplated hereby.

iv.  No Liens or Encumbrances. Sellers warrant that all Equipment on Exbibit A and the new PUREPATH 100+KITA PURE PATH 100 Asahi DN100 / Kit A with PLC and diffusion pump being delivered to Purchase are free and clear of any debt, encumbrance or securities’ filing whatsoever.

v.  No Conflicts.  The execution, delivery and compliance with, and performance of the terms and provisions of, this Agreement, and the sale of the Assets, will not conflict with or result in any violation of its organizational documents.

vi.   Litigation.  To the knowledge of Sellers there are no actions, suits, proceedings or investigations (including any purportedly on behalf of Sellers) pending or, to the knowledge of Sellers, threatened against or affecting the Assets; Sellers are not operating under, subject to, in violation of or in default with respect to, any judgment, order, writ, injunction or decree of any court or federal, state, municipal or other governmental department, commission, board, agency or instrumentality domestic or foreign in connection with the Assets.  No inquiries have been made directly to Sellers by any governmental agency which might form the basis of any such action, suit, proceeding or investigation, or which might require Sellers to undertake a course of action which would involve any expense in connection with the Assets.

vii.  Compliance with Laws. Razor Jacket’s properties, operations and its operations of the Assets are, and have since inception been, in compliance with all laws applicable to Razor Jacket or by which any of its properties, assets or operations is bound or effected. Sellers have not received any notice or other communication (whether written or oral) from any governmental authority regarding any actual, alleged, possible or potential violation of, or any failure to comply with, any law. The operations of the business by Razor Jacket have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the

Purchase and Sale Agreement

applicable money laundering statutes of all jurisdictions where Razor Jacket operates its business and its Assets, the applicable rules and regulations thereunder and any applicable, related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) and no action or proceeding by or before any court or governmental authority or body or any arbitrator involving Sellers with respect to any applicable Money Laundering Laws is pending or, to the knowledge of Sellers, threatened.

viii.  No Conflicts with Sanctions Laws.  Sellers nor, to the knowledge of Sellers, any director, officer, agent or employee of Sellers are currently subject to any sanctions administered or imposed by the United States (including any administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, or the United Kingdom (including sanctions administered or controlled by Her Majesty’s Treasury) (collectively, “Sanctions”) in connection with the operation of Razor Jacket’s business and operations.  Neither Sellers, nor, to the knowledge of Sellers, any director, officer, agent or employee of Sellers, is a Person that is, or is controlled by a Person that is (a) the subject of any Sanctions or (b) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (currently, Cuba, Iran, North Korea, Sudan, and Syria).

ix.  Taxes.  Sellers have filed, or caused to be filed, with the appropriate U.S. federal, state, local and foreign governmental agencies all required tax and information returns.  Sellers do not have any liability, contingent or otherwise, for any taxes, excise taxes, assessments, charges, penalties or interest, including, without limitation, any which may arise as a result of this Agreement (but not including sales taxes, if any, payable as a result of the sale of the Assets as contemplated by this Agreement), other than amounts adequately reserved for.  Sellers have not received directly or indirectly notice of, nor are they otherwise aware of any tax audit or examination; Sellers are not a party directly or indirectly to any action or proceeding by any governmental authority for assessment or collection of taxes, excise taxes, charges, penalties or interest, nor has any claim for assessment and collection been asserted against Sellers directly or indirectly; nor have Sellers executed a waiver of any statute of limitations with respect thereto.  Sellers have not received notices nor are they otherwise aware of any deficiencies, adjustments or changes in assessments with respect to any such taxes.  No extensions of time are in effect for the assessment of deficiencies for such taxes in respect of any period.

x.  Brokers.  There has been no broker or finder involved in any manner in the consummation of any transactions contemplated hereby, and Sellers agree to indemnify Purchaser, its officers, directors and affiliates against and hold Purchaser, its officers, directors and affiliates harmless from any claim made by a party for a broker’s or finder’s fee or other similar payment based upon any agreements, arrangements or understandings made by the Sellers.

xi.  No Untrue Representation or Warranty.  No representation or warranty contained in this Agreement or any attachment, written statement, schedule, exhibit, certificate or instrument furnished or to be furnished to Purchaser by Sellers pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a

Purchase and Sale Agreement

material fact, or omits or will omit to state any material fact necessary to make the statements contained herein or therein not misleading.

xii.  Insolvency. Sellers are not now insolvent, and the consummation of the transactions described in this Agreement will not render any of the Sellers (including, but not limited to Razor Jacket) insolvent or unable to pay any of their Liabilities when due.  As used in this section, “insolvent” means that the sum of the debts and other probable Liabilities of each Seller exceeds the present fair saleable value of Seller’s assets; and “Liability” means any liability of any kind whatsoever (whether known, unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due). Immediately after giving effect to the consummation of the transactions described in this Agreement:  (i) Sellers will be able to pay their Liabilities as they become due in the usual course of its business; (ii) Sellers will not have unreasonably small capital with which to conduct their present or proposed business; (iii) Sellers will have assets (calculated at fair market value) that exceed their Liabilities; and (iv) taking into account all pending and, to each Seller’s knowledge, threatened legal proceedings, actions, and final judgments against each Seller for money damages, are not reasonably anticipated to be rendered at a time when, or in amounts such that, Sellers will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Sellers.  The cash available to Sellers, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms. Sellers are not transferring any Assets with any intent to hinder, delay or defraud any creditor.

xiii.  Good Title to and Condition of the Assets. Sellers have good title to all of the Assets free and clear of all liens, mortgages, pledges, security interests, encumbrances or charges of every kind, nature and description whatsoever. The Assets are free of defects and are in good operating condition and repair, ordinary wear and tear excepted. Sellers have full and unrestricted legal right, power and authority to sell, assign and transfer the Assets pursuant hereto without obtaining the consent or approval of any other person or entity, and the delivery of the BOS and Intellectual Property Assignment Agreement to Purchaser will transfer valid title thereto, free and clear of liens, encumbrances, claims and restrictions of every kind.

xiv.  Securities Representations.  Each Seller is, or will be, acquiring the Closing Shares, New Preferred Shares and the shares of Purchaser common stock issuable upon conversion thereof (if any)(collectively, the “Purchase Securities”), for its or his own account, for investment purposes only and not with a view to, or for sale in connection with, a distribution, as that term is used in Section 2(11) of the Securities Act, in a manner which would require registration under the Securities Act or any state securities laws. Seller can bear the economic risk of investment in the Purchaser Shares, has knowledge and experience in financial business matters, is capable of bearing and managing the risk of investment in the Purchaser Shares and is an “accredited investor” as defined in Regulation D under the Securities Act. Seller recognizes that the Purchaser Shares have not been registered under the Securities Act, nor under the securities laws of any state and, therefore, cannot be resold unless the resale of the Purchaser Shares is registered under the Securities Act or unless an exemption from registration is

Purchase and Sale Agreement

available. Seller has carefully considered and has, to the extent it or he believes such discussion necessary, discussed with its or his professional, legal, tax and financial advisors, the suitability of an investment in the Purchaser Shares for its or his particular tax and financial situation and its and his respective advisers, if such advisors were deemed necessary, have determined that the Purchaser Shares are a suitable investment for it or him. Seller has not been offered the Purchaser Shares by any form of general solicitation or advertising, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine, or other similar media or television or radio broadcast or any seminar or meeting where, to Seller’s knowledge, those individuals that have attended have been invited by any such or similar means of general solicitation or advertising. Seller has had an opportunity to ask questions of and receive satisfactory answers from the Purchaser, or persons acting on behalf of the Purchaser, concerning the terms and conditions of the Purchaser Shares and the Purchaser, and all such questions have been answered to the full satisfaction of Seller. The Purchaser has not supplied Seller any information regarding the Purchaser Shares or an investment in the Purchaser Shares other than as contained in this Agreement, and Seller is relying on its or his own investigation and evaluation of the Purchaser and the Purchaser Shares and not on any other information.

xv.  Environmental Matters. The Assets are currently, and have been at all times owned by the Seller, operated in compliance in all material respects with all applicable Environmental Laws and all licenses and permits issued pursuant to Environmental Laws or otherwise. Sellers have not received any communication alleging either that they or the Assets may be in violation of any Environmental Law or that they may have any liability under any Environmental Law. Sellers have not received any notice, whether from a governmental authority, court, administrative agency or commission or other governmental authority or instrumentality, citizens group, employee or otherwise, that alleges that the Assets are not in compliance with any Environmental Law, requires any remediation or other actions in connection therewith, and, to the knowledge of Sellers, there are no circumstances that may prevent or interfere with the Assets’ compliance with any Environmental Law in the future. Sellers do not have any liability under any Environmental Law. Sellers are not aware of any ongoing environmental corrective action or remediation action on or associated with the Assets. The purchase by the Purchaser of the Assets will not expose the Purchaser to any liability or claims relating to the Assets or the Sellers’ violation of any Enviromental Laws. “Environmental Law(s)” means any foreign, federal, state or local statute, regulation, ordinance, or rule of common law as now or hereafter in effect in any way or any other legally binding requirement relating to the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials or Illegal Drugs, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials or Illegal Drugs, natural resources or protection of human health and safety including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Emergency Planning and Right-To-Know Act (42 U.S.C. § 11101 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Solid Waste Disposal Act (42 U.S.C. § 6901 et seq.) (including the Resource Conservation and Recovery Act), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), the Safe Drinking

Purchase and Sale Agreement

Water Act (42 U.S.C. § 300(f) et seq.), the Lead-Based Paint Exposure Reduction Act (42 U.S.C. § 2681 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and all laws of a similar nature, and the rules and regulations promulgated pursuant thereto, each as amended. “Hazardous Materials” means (i) any material, substance, chemical, pollutant, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, including, without limitation, crude oil or any fraction thereof, and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls. “Illegal Drugs” means any drugs which are illegal under any state or federal law, as applicable.

(b)  Representations of Purchaser.  Purchaser represents and warrants to Sellers that, as of the date of this Agreement and as of the Closing Date:

i.  Formation; Existence. It is a for profit corporation, duly organized, validly existing and in good standing under the laws of the State of Nevada and admitted as a foreign corporation in the State of Texas;

ii.  Power; Authority.  It has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement, the purchase of the Assets and the consummation of the transactions provided for herein have been duly authorized by all necessary action on the part of the Purchaser.  This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms;

iii.  No Consents.  No consent, license, approval, order, permit or authorization of, or registration, filing or declaration with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required to be obtained or made in connection with the execution, delivery and performance of this Agreement or any of the transactions required or contemplated hereby or under the Purchase Agreement; and

iv.  No Conflicts.  The execution, delivery and compliance with, and performance of the terms and provisions of, this Agreement, and the purchase of the Assets, will not (i) conflict with or result in any violation of its organizational documents, (ii) conflict with or result in any violation of any provision of any bond, note or other instrument of indebtedness, contract, indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party in its individual capacity, or (iii) violate any existing term or provision of any order, writ, judgment, injunction, decree, statute, law, rule or regulation applicable to it or its assets or properties.

9.  Additional Requirements and Covenants of the Parties.

(a)  Maintenance of Assets Pending the Closing. From and after the execution and delivery of this Agreement and until the Closing Date, except as provided herein or with the

Purchase and Sale Agreement

prior written consent of Purchaser, Sellers will maintain all of the Assets in customary repair, order and condition, reasonable wear and tear excepted, and maintain service agreements and insurance of such types and in such amounts upon all of the Assets as are in effect on the date of this Agreement.

(b)  Notice of Material Developments. Sellers will give prompt written notice to Purchaser of any material development affecting the Assets, including without limitation any development which results in the inaccuracy of any of the representations and warranties of Sellers made herein.

(c)  Execution of Further Documents. From and after the Closing, upon the reasonable request of Purchaser, Sellers shall perform such further acts and execute, acknowledge and deliver all such further assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably required to convey and transfer to and vest in Purchaser all right, title and interest in the Assets, and as may be appropriate otherwise to carry out the transactions contemplated by this Agreement.

(d)  Financial Statements. Prior to and following the Closing, using commercially reasonable efforts, Sellers shall assist Purchaser and its accountants and auditors, to the extent required under applicable law, in preparing audited and unaudited financial statements as required by Regulation S-X and as required and requested from time to time by the Securities and Exchange Commission (SEC) and the SEC’s rules and requirements.

(e)  Publicity.  Sellers hereto agree that no publicity release or announcement concerning the transactions contemplated hereby or the terms and conditions of this Agreement shall be issued without the advance approval of Purchaser.

(f)  Board Appointment Rights. Concurrent with the Closing, the Board of Directors of the Purchaser shall (A) increase the number of members of the Board of Directors by one (1) and (B) appoint Johnson as a member of the Board of Directors of the Purchaser by the action of the Board of Directors of the Purchaser and without a shareholder vote. Thereafter, until the Board Appointment Termination Date (defined below), the Board of Directors of the Purchaser shall nominate Johnson for appointment to the Board of Directors of the Purchaser for approval by the Purchaser’s shareholders at each annual meeting of shareholders and recommend that the shareholders of the Purchaser appoint Johnson as a member of the Board of Directors. The “Board Appointment Termination Date” means the earlier of (a) Johnson’s death; (b) the date Johnson resigns as a member of the Board of Directors, and/or as an employee of the Purchaser; (c) the date Johnson’s employment is terminated for ‘Cause’ pursuant to the terms of, and as defined in, his employment agreement with the Purchaser (or any subsidiary); (d) the date that Johnson is disqualified as a member of the Board of Directors of the Purchaser due to any applicable rule of a stock exchange or NASDAQ; or (e) the date that the Board of Directors (or nominating committee) of the Purchaser, acting in good faith, determines that the nomination of Johnson as a member of the Purchaser’s Board of Directors would violate the fiduciary duties of such members of the Board of Directors (or such nominating committee).

(g)  Cleaning of Equipment. Prior to transporting such Equipment to the Purchaser as required pursuant to the terms of this Agreement, the Sellers will adequately clean

Purchase and Sale Agreement

and sterilize all Equipment to remove any and all traces of tetrahydrocannabinol (THC) and/or any other chemicals not legal under federal law, including, but not limited to, the Agriculture Improvement Act of 2018.

(h)  Tax Returns.  Prior to Closing, the Sellers shall provide the Purchaser copies of all of Razor Jacket’s tax returns, if any have been filed or have been required to be filed, and other tax information that may be reasonably requested by Purchaser as part of its due diligence.

10.  Termination. Anything to the contrary herein notwithstanding, this Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(a)  by the mutual written consent of Purchaser and Sellers at any time prior to the Closing Date;

(b)  by either Purchaser or Sellers at any time prior to the Closing Date if there shall be a pending or threatened action or proceeding by or before any court or other governmental body which shall seek to restrain, prohibit or invalidate the sale of the Assets to Purchaser or any other transaction contemplated hereby, or which might affect the right of Purchaser to own the Assets and which, in the judgment of Purchaser or Sellers (as applicable), makes it inadvisable to proceed with the transactions contemplated by this Agreement;

(c)  by Purchaser in the event of a material breach by Sellers prior to Closing of any provision of this Agreement, which breach is not remedied by Sellers within 10 days after receipt of written notice thereof from Purchaser;

(d)  by Sellers in the event of a material breach by Purchaser prior to Closing of any provision of this Agreement, which breach is not remedied by Purchaser within 10 days after receipt of written notice thereof from Sellers; or

(e)  by either Purchaser or Sellers if, through no fault of or breach by the party that desires to terminate this Agreement, the conditions precedent to the obligations of such party hereunder have not been met or waived and the Closing has not taken place by the Required Closing Date.

11.  Costs of the Parties.

(a)  Purchaser’s Costs.  Purchaser shall pay the costs of transportation and insurance of the Assets with the exception of the replacement PUREPATH 100+KITA PURE PATH 100 Asahi DN100 / Kit A with PLC and diffusion pump.

(b)  Sellers’ Costs.  Sellers shall pay the costs of:

i.  Packing all Assets; and

ii.  Arranging for common carrier for shipment of Assets and supervision of delivery to Purchaser, to the address indicated by Purchaser in writing.

Purchase and Sale Agreement

(c)  Costs of negotiation. Each party shall pay all of their own costs associated with the preparation and negotiation of this Agreement and the exhibits hereto.

12.  Casualty or Condemnation; Risk of Loss.  In the event of any casualty, condemnation, taking or private sale in lieu of a taking, in each case, affecting the Assets, this Agreement shall remain in full force and effect.  If, prior to Closing, Sellers receive any proceeds in connection with any such casualty, condemnation, taking or private sale in lieu of taking, at Closing, Sellers will assign to Purchaser that portion of such proceeds allocable to the Assets, less any costs theretofore incurred by Sellers in connection with acquiring such proceeds.  The risk of any loss to the assets and properties of Sellers and all liability with respect to injury and damage occurring in connection therewith shall be the sole responsibility of Sellers until the Closing is consummated and thereafter shall be the sole responsibility of the Purchaser.

13.  Survival; Indemnification

(a)  Survival of Representations and Warranties. The representations and warranties of Sellers and Purchaser contained in this Agreement will survive the Closing until the second anniversary of the Effective Date. Notwithstanding anything contained herein to the contrary, the foregoing survival periods shall not apply to a fraudulent act or omission by Sellers, which claims by Purchaser shall survive forever. No claim may be made against any party hereto and no party hereto will have any liability to any other party hereto after the applicable survival period for a representation or warranty specified above shall have expired unless it is made prior to the expiration of such survival period, in which case the survival period shall be extended as it relates to such claim until such claim has been satisfied or otherwise resolved as provided in this Section 13.

(b)  Indemnification of Purchaser. Sellers shall jointly and severally, indemnify, defend and hold harmless Purchaser and any of its Affiliates and their respective directors, officers, employees, shareholders, successors, agents, representatives and assigns (each, a “Purchaser Indemnified Party”) from and against any and all losses, liabilities, and damages, costs and expenses (including reasonable fees and disbursements of counsel) (hereinafter individually, a “Loss” and collectively, “Losses”) to the extent which arise out of, or result from, or relate to (i) any breach or inaccuracy of any representation, warranty, covenant or agreement of Sellers contained in this Agreement or in any certificate or exhibit delivered by Sellers hereunder, (ii) any conduct, actions or omissions of Sellers that is alleged to have occurred on or prior to Closing, (iii) any liabilities, claims or amounts owed (or claimed owed) in connection with the Assets, prior to the Effective Date, and (iv) any and all Excluded Liabilities and/or other liabilities of Sellers not expressly assumed herein, if any.

(c)  Indemnification of Sellers. Purchaser shall indemnify, defend and hold harmless Sellers and their successors, agents, representatives and assigns (each, a “Sellers Indemnified Party”) from and against any and all Losses to the extent which arise out of, or result from, or relate to any breach or inaccuracy of any representation, warranty, covenant or agreement of Purchaser contained in this Agreement by Purchaser.

(d)  Procedure for Indemnification. In the event that any Person not party to this Agreement shall make any demand or claim or file or threaten to file or continue any lawsuit,

Purchase and Sale Agreement

arbitration or similar proceeding against any Purchaser Indemnified Party or Sellers Indemnified Party, which demand, claim or lawsuit may result in a Loss (“Claim”), the indemnified party shall give written notice to the indemnifying party (“Notice”) promptly upon becoming aware of such matter. In such event, within twenty (20) days after receipt of Notice, the indemnifying party shall have the right, at its sole cost and expense, to assume full control of the defense thereof and to hire counsel reasonably satisfactory to the indemnified party to defend any Claim (however, the failure to give Notice shall not relieve the indemnifying party of its obligations hereunder unless, and only to the extent that, such failure caused any Loss with respect thereto to be greater than it would have been had prompt notice been given). Thereafter, the indemnified party may participate in such defense at its sole cost and expense. If both the indemnifying party and the indemnified party are named and/or impleaded parties in any such proceeding and the indemnifying party proposes that the same counsel represent both parties and such representation by the same counsel would be inappropriate due to actual or potential differing interests, then the indemnified party shall have the right to retain its own counsel at the cost and expense of the indemnifying party. In the event that the indemnifying party fails to respond within twenty (20) days after receipt of the Notice of any such Claim, then the indemnified party may retain counsel and conduct the defense of such Claim, as it may in its sole discretion deem proper, at the sole cost and defense of the indemnifying party.

(e)  Set-Off. Notwithstanding anything to the contrary herein, if Sellers are obligated to indemnify a Purchaser Indemnified Party under this Section 13 and after demand to Sellers for payment thereof has gone unpaid for five business days, Purchaser may, in addition to any other rights that Purchaser has under this Agreement, in equity or at law, reduce the number of New Preferred Shares issuable to the Sellers by the amount of indemnification required to be paid by Sellers pursuant to this Section 13 (with all New Preferred Shares valued as provided herein).

(f)  Knowledge. No right of indemnification provided under this Agreement shall be limited in any respect by any investigation by any party, whether pre-claim or post-claim, or the knowledge of any party of any breach hereunder or the decision by any party to complete the Closing.

(g)  Definitions. As used in this Section 13, “Affiliate” means (x) any Person directly or indirectly controlling, controlled by or under common control with another Person, or (y) any manager, director, officer, partner or employee of a Person; a Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through ownership of voting securities, by contract, or otherwise and “Person” means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, governmental authority or other entity.

14.  Acquisition Proposals.

(a)  From the date of this Agreement until the Closing Date or, if earlier, the termination of this Agreement, neither the Sellers nor any representative of Sellers will, directly or indirectly: (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Competing Transaction Proposal from any Person other than

Purchase and Sale Agreement

the Purchaser (a “Third Party”) or take any action that could reasonably be expected to lead to a Competing Transaction Proposal; (ii) furnish any information regarding Razor Jacket to any Third Party in connection with or in response to a Competing Transaction Proposal or an inquiry or indication of interest; (iii) engage in or continue any discussions or negotiations with any Third Party with respect to any Competing Transaction Proposal; (iv) approve, endorse or recommend any Competing Transaction Proposal; or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Competing Transaction Proposal. “Competing Transaction Proposal” means any bona fide proposal or offer (whether or not in writing) from a third party (other than Purchaser) with respect to any of the following (other than this Agreement and the other transactions contemplated hereby): (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Razor Jacket or any of Razor Jacket’s subsidiaries; (ii) any sale, lease, exchange, transfer or other disposition of 15% or more of the consolidated assets of Razor Jacket or any of Razor Jacket’s subsidiaries; (iii) any issuance, sale or other disposition of 15% or more of the total outstanding voting power of Razor Jacket or any of Razor Jacket’s subsidiaries; (iv) any transaction, including a tender offer or exchange offer, that, if consummated, would result in any Person (or the owners of any Person) acquiring, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the total outstanding voting power of Razor Jacket or any of Razor Jacket’s subsidiaries; or (v) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Closing.

(b)  Concurrently with the execution of this Agreement, Razor Jacket shall (i) immediately cease and cause to be terminated any existing discussions with any Person that relate to any Competing Transaction Proposal; and (ii) cause any physical or virtual data room containing any such information to no longer be accessible to or by any Person other than Purchaser and its respective representatives.

15.  Assignment.  Neither party may assign or transfer its rights, duties or obligations under this Agreement without the prior written consent of the other party, whether by operation of law, or otherwise, and any attempted assignment without the consent of the other party hereto shall be void.  This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties.

16.  Modification.  Any alteration, change or modification hereof, in order to become effective, shall be made by written instrument or endorsed hereon and, in each such instance, executed on behalf of each party hereto, as aforesaid.

17.  Governing Law; Venue; Jurisdiction.  This Agreement shall be construed in accordance with and governed by the laws of the State of Texas.  ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY DOCUMENT RELATED HERETO SHALL ONLY BE BROUGHT IN THE STATE OR FEDERAL COURTS OF THE COUNTIES OF DALLAS OR COLLIN, STATE OF TEXAS (AND, AS NECESSARY, THE RELEVANT STATE OR FEDERAL COURTS OF APPEAL) AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE

Purchase and Sale Agreement

JURISDICTION OF SUCH COURTS.  THE PARTIES IRREVOCABLY WAIVE ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH ANY OF THEM MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS.

18.  Partial Invalidity.  If any provisions of this Agreement or the application thereof to any party or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

19.  Entire Agreement.  This Agreement and the exhibits hereto contain the entire agreement and understanding of the parties with respect to the transactions contemplated herein, and this Agreement and the exhibits hereto supersede all letters of intent, and there are no other terms, conditions, promises, understandings, statements or representations, express or implied, concerning the same. Exhibits. The Exhibits and Schedules identified in this Agreement and the Exhibits are incorporated herein by reference and made a part hereof as if set out in full in this Agreement. In the event of a conflict between any term of this Agreement and information contained in the Schedules or Exhibits to this Agreement (or any Exhibit), the terms included in this Agreement shall govern.

20.  Headings.  The headings in this Agreement have been inserted for convenience of reference only, and shall not be deemed to modify or restrict any provision hereof, nor be used to construe any such provision.

21.  Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Counterparts may be delivered by facsimile or electronic mail and any such executed counterpart delivered by facsimile or electronic mail shall be deemed an original.

22.  No Presumption from Drafting. This Agreement has been negotiated at arm’s-length between persons knowledgeable in the matters set forth within this Agreement. Accordingly, given that all parties have had the opportunity to draft, review and/or edit the language of this Agreement, no presumption for or against any party arising out of drafting all or any part of this Agreement will be applied in any action relating to, connected with or involving this Agreement. In particular, any rule of law, legal decisions, or common law principles of similar effect that would require interpretation of any ambiguities in this Agreement against the party that has drafted it, is of no application and is hereby expressly waived.

23.  Review of Agreement; Voluntarily Entering Into Agreement. Each party herein expressly represents and warrants to all other parties hereto that (a) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of its own legal, tax and business advisors before executing this Agreement; (d) said party has acted voluntarily and of its own free will in executing this Agreement; and (e) this

Purchase and Sale Agreement

Agreement is the result of arm’s length negotiations conducted by and among the parties and their respective counsel.

24.  Construction.  Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular and vice versa.

25.  Time. Time is of the essence of this Agreement, provided that if any date upon which some action, notice or response is required of any party hereunder occurs on a weekend or national holiday, such action, notice or response shall not be required until the next succeeding business day.

26.  Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Texas or any Texas state court, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

[The next page is the signature page]

Purchase and Sale Agreement

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Sellers:

Razor Jacket, LLC

By: /s/ Frank Gill

Name:  Frank Gill

Title:  Managing Member

and

By: /s/ Ryan Johnson

Name:  Ryan Johnson

Title:  Managing Member

By: /s/ Frank Gill

Name:  Frank Gill, Individually

By: /s/ Ryan Johnson

Name:  Ryan Johnson, Individually

Purchaser:

Rapid Therapeutic Science Laboratories, Inc.

By: /s/ Donal R. Schmidt, Jr.

Name:  Donal R. Schmidt, Jr.

Title: CEO

Purchase and Sale Agreement

EXHIBIT A

“Assets” shall include:

(i)all intangible assets (including goodwill) of Razor Jacket;

(ii)all inventory of Razor Jacket (the “Inventory”);

(iii)to the extent their transfer is permitted by applicable law, all governmental approvals, including all applications therefor;

(iv)all equipment of Razor Jacket, as set forth below; and

(v)all goodwill of Razor Jacket.

All intellectual property rights associated with or related to the Assets, including but not limited to:

(i)Technical documentation reflecting engineering, maintenance, servicing and production data, design data, plans, specifications, drawings, technology, know how, trade secrets, confidential business information, research and development, servicing and maintenance processes, customer and supplier lists, pricing and cost information and business and marketing plans and proposals, relating to the Assets or to the maintenance of Assets and all documentary evidence thereof, including without limitation the technical information incorporated in such documentation; and

(ii)To the extent that intellectual property is entered in pertinent patent, copyright and trademark registers or offices, to the full extent permitted by law, all related files in Sellers’ direct and indirect possession and all documents, certificates and declarations necessary to enable Purchaser to register such intellectual property in its name.

All rights, liabilities, requirements, and obligations of Sellers under any agreements, documents, understandings or contracts, associated with the Assets.

The goodwill of Sellers relating to the Assets, all information in the possession of Sellers relating to the operations of the Assets, the exclusive right of the Purchaser to represent itself as carrying on the business of the Assets as well as all corporate business opportunities of Sellers relating to the Assets.

All product manuals, sales literature, parts or replacement parts, marketing materials or signs related to the Assets.

All books, records, documents, files, customer lists, procedural manuals and other printed or written materials, whether stored electronically or otherwise, concerning the Assets (“Books and Records”).

All warranty rights associated with the Assets. All warranties and guaranties given to, assigned to or benefiting Sellers regarding the acquisition, or the construction, design, use, operation, management or maintenance of any of the Assets.

Seller’s lists of suppliers and contact information in connection therewith.

Assets shall include at a minimum the following items:

Item	Quantity	Value
PUREPATH 100+KITA PURE PATH 100 Asahi DN100 / Kit A with PLC and diffusion pump***	1	$189,000
MAXTRAP105 -105°C Vacuum Cold Trap	1	$8,800
C-10 Crystal Reactor	1	$99,997
CVO-1 Oven with solvent cold trap	1	$5,500
Ultra sonic homogenizer	1	$1,500
Hei-Vap 5 L Bench Top	1	$25,000
Cryogenic Freezer -86 C1D2	1	$9,500
Bead Bath	1	$1,900
C1D1 Large Stir Plate	1	$1,500
Solvent recovery kettle & Chiller	1	$14,000
Firesafe for Solvent storage	1	$1,500
5 Buchner Funnels, Flask, air compressor, beakers, and other lab glass ware	1	$25,000
Oven Stand for 1 oven	1	$1,500
Vacuum Oven with cold trap requote	1	$9,500
Scroll Pump for Buchner Funnels	1	$6,390
High Performance Scales with air draft shields	1	$5,995
4 digit scales with draft shield	1	$3,300
Tools, Second Air compressor, air wrench, impact drivers, and, etc.	1	$15,000
HPLC Standards and associates	1	$6,500
		$431,382

*** This item is to be sold and a new replacement unit is to be delivered to 15800 Dooley Rd., Addison, TX 75001 and installed by the manufacturer.